Exhibit 99.1
AEI Reports 2009 Fourth Quarter and Full Year Results
HOUSTON, TX, April 13, 2010 — AEI, an owner and operator of essential energy infrastructure businesses in emerging markets, has reported results for the fourth quarter and year ended December 31, 2009.
•	2009 Net Income up 88% to $297 million

•	2009 Adjusted Net Income Attributable to AEI up 63% to $288 million

•	2009 Adjusted Diluted EPS up 52% to $1.23

•	2009 Proportional Adjusted EBITDA up 15% to $989 million

•	2009 Proportional Free Cash Flow up 46% to $547 million

•	2009 Results Exceed Financial Guidance Metrics
2009 Fourth Quarter and Full Year Comparative Financial Highlights

	For the Quarter Ended		For the Year Ended
	December 31,		December 31,
(millions of dollars (U.S.), except share data)	2009	2008	2009	2008
Revenues	$2,387	$2,059	$8,185	$9,211
Gross Margin	558	391	1,947	1,864
Net Income Attributable to AEI	55	33	297	158
Adjusted Net Income Attributable to AEI	72	14	288	177
Diluted Earnings per Share	0.23	0.15	1.27	0.73
Adjusted Diluted Earnings per Share	0.30	0.06	1.23	0.81
Weighted average number of shares (millions)	243	223	234	218
Adjusted EBITDA	314	184	1,146	1,044
Proportional Adjusted EBITDA	286	144	989	862

Subsidiary Distributions to Parent			508	448
Free Cash Flow			651	379
Proportional Free Cash Flow			547	375

	December 31,
	2009	2008
Net Debt	$2,896	$3,094
Proportional Net Debt	2,678	2,758
Note: Reconciliation tables for non-GAAP financial data are attached.
“Our 2009 financial results demonstrate our commitment to deliver solid financial results, while we continue to execute our growth strategy”, said Jim Hughes, AEI Chief Executive Officer. “The considerable year-over-year improvement is a result of stronger contributions from our Power Generation and Natural Gas Distribution segments, combined with improving economic growth in the emerging markets where we operate.

“We have made significant progress on a number of fronts. We recently reached important milestones on Jaguar, our greenfield project in Guatemala, closing on long-term financing for the construction of the 300 MW solid fuel-fired power plant project and issuing the notice to commence under the project’s engineering, procurement and construction contract. In Peru, we are close to finalizing the gas supply agreement for Fenix, the 530 MW combined-cycle natural gas-fired power generation project near Lima, in which we have an approximate 85% interest. We continue to develop new opportunities to grow our core segments, including potential wind projects in China and our Southern Cone region. We have also taken steps to further grow our Natural Gas Distribution segment in China, by increasing ownership in BMG and beginning the integration of BMG with Tongda into a single company, Huatong. In addition, new tariffs at Calidda, our natural gas distribution company in Peru, were recently approved in order to fund investment needs to meet growing demand and the distribution network expansion requirements.
“Our balance sheet remains healthy and, in the past year, we retired debt at the parent level while continuing to grow our asset base. We remain optimistic that the markets in which we operate will continue to grow faster than in the developed economies and that energy demand will also continue to increase.”
2009 Adjusted Net Income Attributable to AEI
Fourth Quarter and Full Year Comparative Adjusted Net Income Attributable to AEI

	For the Quarter Ended		For the Year Ended
	December 31,		December 31,
(millions of dollars (U.S.))	2009	2008	2009	2008
Net Income Attributable to AEI	$55	$33	$297	$158
EPE — arbitration settlement	—	—	14	—
EPE — lease receivable allowance	—	—	—	30
Impairment of available-for-sale securities	2	12	2	12
DCL — impairment	17	—	17	—
Elektro — PIS/Cofins accrual reversal	—	—	(32)	—
Foreign currency transaction (gain) loss, net	(2)	13	—	19
Gains on early retirement of debt	—	—	(10)	—
Luoyang net loss attributable to noncontrolling interests recognized by AEI	—	13	—	13
Loss on sale of available-for-sale securities	—	—	—	14
Gain on nationalization of Transredes	—	(57)	—	(57)
Gain on SIE/Gazel transaction	—	—	—	(12)

Adjusted Net Income Attributable to AEI	$72	$14	$288	$177

Adjusted Net Income Attributable to AEI excludes the following items:
•	A $27 million charge in third quarter 2009, or $14 million net of tax and noncontrolling interests, for the settlement of arbitration related to the social contributions taxes (PIS and COFINS) collected by EPE in 2007 and prior years.

•	A $44 million charge in third quarter 2008, or $30 million net of tax and noncontrolling interests, related to an allowance for EPE’s lease investment receivable balance.

•	Impairment charges of $2 million and $12 million in fourth quarter 2009 and 2008, respectively, on available-for-sale securities to mark to market value.

•	A $25 million impairment charge in fourth quarter 2009, including a $5 million impairment of goodwill, or $17 million net of tax and noncontrolling interests, related to past operational issues at DCL.

•	A $49 million benefit, $32 million net of tax, recorded by Elektro in Other Income in second quarter 2009 for the reversal of a social contribution tax accrual recorded prior to 2004.

•	Non-cash foreign currency losses on financial assets and liabilities in each period. The losses in 2008 were largely associated with the volatility of the Colombian peso relative to the U.S. dollar on dollar-denominated debt instruments held by Proenergia; these debt instruments have been fully repaid during 2009.

•	Gains on the extinguishment of debt from purchases in second and third quarter 2009 of EDEN’s debt by AEI.

•	A $13 million loss in 2008 otherwise attributable to the noncontrolling shareholders of Luoyang that was required to be recognized by AEI.

•	A $14 million loss on the sale of available-for-sale securities in second quarter 2008.

•	A $57 million gain on the settlement of the May 2008 nationalization of Transredes recorded in fourth quarter 2008.

•	A $68 million gain, or $12 million net of tax and noncontrolling interests, on the sale of Gazel in exchange for additional ownership interest in SIE in first quarter 2008.
Adjusted Net Income Attributable to AEI of $288 million, up $111 million or 63% from 2008
Adjusted Net Income Attributable to AEI was favorable year-over-year primarily due to higher operating results in the Power Generation and Natural Gas Distribution segments and lower interest expense. The improvement in Power Generation was primarily attributable to the timing of pass-through fuel costs, acquisitions and higher sales volumes, as well as reduced operating costs including the absence of the 2008 major maintenance costs at Trakya. The higher Natural Gas Distribution earnings were primarily the result of higher sales volumes in all our markets. Interest expense was $51 million lower than 2008, primarily at the parent level, driven by the conversion of PIK notes to ordinary shares during 2009 and entering into interest rate swaps on variable rate debt at historically low fixed rates in early 2009.
Operating Results
Changes in revenues and costs of sales, taken in absolute terms, may not be meaningful in the analysis of our financial results. Volatility in fuel and other energy prices and fluctuations in foreign exchange rates can impact our revenues and costs of sales; however, a significant portion of our revenues are related to either regulated tariffs or long-term contracts, which allow for the pass-through of fuel and other energy prices and, to a lesser extent, fluctuations in foreign exchange rates.

2009 Fourth Quarter Comparative Operating Results
Gross Margin of $558 million, up $167 million or 43% from 2008
Operating Income of $118 million, down $42 million or 26% from 2008
Adjusted EBITDA of $314 million, up $130 million or 71% from 2008

	For the Three Months Ended			For the Three Months Ended
	December 31, 2009			December 31, 2008
		Operating			Operating
	Gross	Income	Adjusted	Gross	Income	Adjusted
(millions of dollars (U.S.))	Margin	(Loss)	EBITDA	Margin	(Loss)	EBITDA
Power Distribution	$270	$116	$157	$198	$101	$134
Power Generation	73	12	45	16	—	6
Natural Gas Trans. & Services	44	(60)	38	46	29	33
Natural Gas Distribution	69	35	44	51	19	24
Retail Fuel	99	41	52	87	7	27
Headquarters and Other	7	(25)	(21)	3	27	(26)
Eliminations	(4)	(1)	(1)	(10)	(23)	(14)

Total	$558	$118	$314	$391	$160	$184

•	Power Distribution: Gross Margin, Operating Income and Adjusted EBITDA increased primarily due to the appreciation of the Brazilian real compared to the same period in 2008, volume increases at Elektro and the acquisition of EMDERSA.

•	Power Generation: Gross Margin increased primarily due to higher revenues at San Felipe resulting from the timing of the pass-through of fuel costs, higher generation volumes at PQP and higher tariffs at Luoyang. Operating Income increased primarily due to the increase in Gross Margin, partially offset by the $25 million impairment charge related to DCL. Adjusted EBITDA increased primarily due to the increase in Gross Margin.

•	Natural Gas Transportation and Services: Gross Margin and Adjusted EBITDA were relatively flat for the comparable periods. Operating Income increased primarily due to the $96 million impairment charge recorded in the Cuiaba project.

•	Natural Gas Distribution: Gross Margin increased primarily due to the appreciation of the Colombian peso compared to the same period in 2008 and higher connection services revenues generated at BMG. Operating Income and Adjusted EBITDA increased primarily due to the increase in Gross Margin, partially offset by an increase in operating costs.

•	Retail Fuel: Gross Margin increased primarily due to the appreciation of the Colombian and Chilean pesos compared to the same period in 2008, partially offset by lower fuel prices. Operating Income increased primarily due to the increase in Gross Margin and lower operating and amortization expenses. Adjusted EBITDA increased primarily due to the increase in Gross Margin.

2009 Full Year Comparative Operating Results
Gross Margin of $1,947 million, up $83 million or 4% from 2008
Operating Income of $731 million, down $82 million or 10% from 2008
Adjusted EBITDA of $1,146 million, up $102 million or 10% from 2008

	For the Twelve Months Ended			For the Twelve Months Ended
	December 31, 2009			December 31, 2008
		Operating			Operating
	Gross	Income	Adjusted	Gross	Income	Adjusted
(millions of dollars (U.S.))	Margin	(Loss)	EBITDA	Margin	(Loss)	EBITDA
Power Distribution	$839	$413	$568	$843	$427	$584
Power Generation	274	99	165	191	15	83
Natural Gas Trans. & Services	183	32	145	189	128	149
Natural Gas Distribution	238	128	153	198	104	123
Retail Fuel	399	140	187	440	218	210
Headquarters and Other	24	(77)	(31)	18	(36)	(18)
Eliminations	(10)	(4)	(41)	(15)	(43)	(87)

Total	$1,947	$731	$1,146	$1,864	$813	$1,044

•	Power Distribution: Gross Margin improved on a local currency basis driven by a tariff increase at EDEN and volume and price increases at Elektro, but declined overall when translated to dollars due to the devaluation of the Brazilian real compared to the same period in 2008. Operating Income and Adjusted EBITDA decreased primarily due to the decrease in Gross Margin partially offset by the acquisition of EMDERSA and cost saving initiatives.

•	Power Generation: Gross Margin increased primarily due to the timing of pass-through fuel costs at San Felipe, higher sales volumes and the acquisitions of Luoyang and Tipitapa during 2008. Operating Income increased primarily due to increase in Gross Margin and a $44 million charge related to EPE’s lease investment receivable in third quarter 2008, partially offset by the $25 million impairment charge related to DCL and the $14 million negative impact of the arbitration settlement associated with previously collected social contributions taxes at EPE. Adjusted EBITDA increased primarily due to the increase in Gross Margin.

•	Natural Gas Transportation and Services: Gross Margin and Adjusted EBITDA were relatively flat for the comparable periods. Operating Income decreased primarily due to the $96 million impairment charge recorded in the Cuiaba project.

•	Natural Gas Distribution: Gross Margin increased primarily due to higher sales volumes largely related to customer base growth at BMG, Calidda and GDO, as well as tariff increases at Calidda and GDO. Operating Income and Adjusted EBITDA increased primarily due to increase in Gross Margin, partially offset by an increase in operating costs.

•	Retail Fuel: Gross Margin decreased primarily due to lower fuel prices and the devaluation of the Colombian peso compared to 2008. Operating Income decreased primarily due to a $68 million gain in first quarter 2008 on the sale of Gazel in exchange for additional ownership interest in SIE, partially offset by cost savings initiatives. Adjusted EBITDA (which excludes the gain on asset sales) decreased primarily due to the decrease in Gross Margin.

2009 Subsidiary Distributions to Parent
Subsidiary Distributions to Parent of $508 million, up $60 million or 13% from 2008
Subsidiary Distributions to Parent increased primarily due to higher dividend payments from Elektro, as a result of their stronger earnings in local currency, and ENS, as a result of higher compensation from the Polish government for stranded and gas costs associated with the on-going restructuring of the Polish electric energy market.
2009 Free Cash Flow
Free Cash Flow of $651 million, up $272 million or 72% from 2008
Proportional Free Cash Flow of $547 million, up $172 million or 46% from 2008
Free Cash Flow and Proportional Free Cash Flow increased substantially in 2009 due to an increase in operating cash flow from increased earnings, including a reduction in working capital, partially offset by higher maintenance capital expenditures.
Free Cash Flow is defined as operating cash flow less maintenance capital expenditures. We track our capital expenditures in three categories: maintenance; regulatory, which are expenditures required by the regulators or by contract, but are compensated in the tariff; and other, which includes the capital expenditures on greenfield development and other growth projects.
2009 Net Debt
Net Debt of $2,896 million, down $198 million or 6% from year-end 2008
Proportional Net Debt of $2,678 million, down $80 million or 3% from year-end 2008
Net Debt and Proportional Net Debt as of December 31, 2009 decreased compared to 2008 primarily due to the exchange of $196 million of PIK notes for ordinary shares of AEI. Our corporate debt matures in 2012, 2014 and 2018.
Other Key Highlights
•	In 2009, we acquired an approximate 77% ownership interest in EMDERSA, which, through its subsidiaries EDESAL, EDELAR and EDESA, operates in the Power Distribution segment and supplies electricity to more than 500,000 customers in Central and Northern Argentina.

•	In August 2009, we acquired an additional 31% ownership interest in Trakya, a power generation plant in Turkey, increasing our ownership interest from 59% to 90%. Subsequently, in December 2009, Trakya closed an $80 million five year unsecured financing.

•	In December 2009, we acquired an additional 50% ownership interest in the integrated Cuiaba Project (the EPE power generation plant, the GOM natural gas pipeline in Brazil and the GOB and TBS natural gas pipelines in Bolivia), increasing our ownership interest from 50% to 100%. The transaction enhances our flexibility to explore strategic alternatives for the assets. The transaction also increased our ownership interest in the Bolivia-to-Brazil pipelines of GTB and TBG from 17% and 4% to approximately 35% and 8%, respectively.

•	Throughout 2009, we acquired an additional 11% ownership interest in Emgasud, increasing our ownership interest from 32% to 43%. Emgasud operates primarily in the Power Generation segment and has power generation plants in Argentina with a combined nominal capacity of 204 MW.

•	Throughout 2009, we originated multiple opportunities to expand our Power Generation segment with renewable power projects, including:
•	Acquisition of a 13% interest in Amayo, a 40-MW wind power generation plant in Nicaragua.

•	Execution of a joint development agreement with Pattern Energy, to develop wind power generation projects in the Southern Cone region. As part of this transaction, we acquired controlling ownership interests in a 50 MW wind power generation project in Argentina and a 100 MW wind power generation project in Chile, both of which are in advanced stages of development.

•	Execution of an agreement to acquire approximately 67% of NBT Baicheng New Energy Development Co., Ltd., which owns a 50 MW wind power generation project in China in advanced stages of development. We anticipate completing the acquisition in second quarter 2010.
•	In March 2010, we increased our ownership in Beijing Macrolink Gas (BMG) to 95% and will integrate both of our China Gas businesses, BMG and Tongda, under a single company and brand, Huatong (Shanghai) Investment Co., Ltd.

•	We continue to advance the development of Jaguar Energy and Fenix greenfield projects. Jaguar Energy closed financing and issued notice to proceed for construction in March 2010 and we anticipate issuing notice to proceed for Fenix in the second quarter 2010.
About AEI
AEI owns and operates essential energy infrastructure businesses in emerging markets diversified across five business segments – Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution and Retail Fuel –within five regions – Andean, Southern Cone, Central America/Caribbean, China, and Europe/Middle East/North Africa.  AEI and its 15,400 employees serve more than 7.4 million customers worldwide, with approximately 26,500 miles of gas and liquids pipelines, 121,000 miles of power distribution and transmission lines, 2,277 MW of installed power generation capacity, and over 1,800 owned and affiliated gasoline and compressed natural gas stations. More information can be found at www.aeienergy.com.
Safe Harbor Disclosure
This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although AEI believes that the assumptions underlying these statements are reasonable, forward-looking statements are inherently uncertain and necessarily involve risks that may affect AEI’s business prospects and performance, causing actual results to differ from those discussed during the presentation.
Any forward-looking statements made are subject to risks and uncertainties, many of which are beyond management’s control. These risks and uncertainties include economic conditions in the countries in which we operate, government regulations and rules, currency exchange rate fluctuations, changes in tariffs and our ability to successfully operate our business. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, AEI’s actual results and plans could differ materially from those expressed in any forward-looking statements.
Reference our “Risk Factors” section in AEI’s Annual Report on Form 20-F and any other public filings and press releases. AEI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

Investor Contact:	Molly Whitaker (713) 345-5046 molly.whitaker@aeienergy.com